UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933

 For the fiscal semiannual period ended June 30, 2020

ERC Homebuilders 1, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2362928
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2738 Falkenburg Road S. Riverview, Florida	33578
(Address of principal executive offices)	(Zip code)

(813) 621-5000

(Registrant’s telephone number, including area code)

Class A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “ERC Homebuilders 1,” “we,” “us, “our” or “the company” refers to ERC Homebuilders 1, Inc., a Delaware corporation. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

ERC Homebuilders 1 is an early stage real estate development company devoted to the development and sale of a built-for rent properties in the Southeastern sector of the United States, specifically in the Florida market. The company will purchase the land and manage the zoning, entitlement, design, construction and operation of the planned developments. The company is also including manufactured housing for rental in its development plans.

The company anticipates that its revenues will come from the following activities:

•	Sale of Build-For-Rent real estate

•	Rental of Build-For-Rent real estate

The company will collect revenue upon sale of a property and recognize the revenue when the sale is made. Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

Results of Operations

For the six month period ended June 30, 2020 (“Interim 2020”) and the six month period ended June 30, 2019 (“Interim 2019”), we have had no operations and no revenues.

Total operating expenses for the Interim 2020 increased to $318,924 from $0 in Interim 2019. For Interim 2020, the company incurred $316,717 in advertising and marketing costs and $2,207 in general and administrative costs. The increase in advertising and marketing costs primarily related to costs associated with the Regulation A campaign.

As a result of the foregoing, the company generated a net loss for Interim 2020 and Interim 2019 of $318,924 from $0, respectively.

Monthly Operating Expenses

ERC Homebuilders 1 is responsible for all of its monthly operating expenses.

All monthly expenses are reported quarterly. Monthly operating expenses include the following:

•	compensation to contractors,

•	expenses related to local marketing, promotion and public relations,

•	travel,

•	legal and accounting,

•	insurance and technology,

•	management fee.

Under the Management Services Agreement, the management fee will be 3% of asset under development as reference to the previous fiscal quarter.

Liquidity and Capital Resources

As of June 30, 2020, the company’s cash and cash equivalents was $3,945. The company also has a related party receiving to ERC Zephyrhills, LLC of $48,780, see “Trends” below for additional details.

Currently, the company is not generating a profit. Accordingly, since inception ERC Homebuilders 1 has relied upon the cash advances from its current shareholder, ERC Parent, and management as well as funds raised from its Regulation A offering.   The company plans to continue to try to raise additional capital through additional offerings and mortgage financing. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

As of June 30, 2020, the company has raised approximately $119,000 in its offering under Regulation A.

Indebtedness

The company has received working capital to cover expenses and costs while preparing for the securities offering from ERC Home Builders, Inc. The amount due to ERC Home Builders, Inc. is $734,996 and $1,003,941 as of June 30, 2020 and December 31, 2019, respectively. The balance of these covered costs is recorded as a liability of the company. The company has formalized some of these borrowings, but expects to repay all of these amounts whether a formal promissory note exists or not.

The company restated $391,537 owed as of December 31, 2019 as deferred offering costs.

Trends

Due to the COVID-19 pandemic, the company has revised some of its business plans. The company is now planning to include the use of modular homes in its development plans, to both increase the volume of units that the company will be able to development as well as to lower the costs of eventual rents.

The company believes that COVID-19 has sharpened renters’ desire and demand for separate living.

In July 2020, the company formed a limited liability company – ERC Zephyrhills, LLC, a Florida limited liability company – which LLC finalized an acquisition of land in Zephyrhills, Florida (a Tampa suburb) for the development of a 60-unit manufactured home rental community. The cost of the land was $750,000, and was paid through $500,000 of mortgage financing and $250,000 of funds provided by ERC Homebuilders, Inc. and select shareholders of ERC Homebuilders, Inc. Plans are underway for an approximate $9 million development, and ERC Zephyrhills has secured $3 million of construction financing, $3.5 million of manufactured home financing, and is pursuing approximately $2.5 million of joint venture equity for this development.

Item 2. Other Information

None.

Item 3. Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2019. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020.

ERC Homebuilders 1, Inc.

(a Delaware corporation)

Financial Statemnts

For the Six Months Ended June 30, 2020 and 2019
UNAUDITED - no assurance given

ERC Homebuilders 1, Inc.

Financial Statements

ERC Homebuilders 1, Inc.

Balance Sheets

As of June 30, 2020 and 2019 (unaudited) and December 31, 2019

	6/30/2020	12/31/2019	6/30/2019
	(unaudited)		(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$3,945	$66	$160

Property, plant and equipment, net	-	-	-
TOTAL ASSETS	$3,945	$66	$160

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
Current liabilities
Advances from parent entity	$811,270	$612,404	$157,375
Total current liabilities	811,270	612,404	157,375
Non-current Liabilities	-	-	-
TOTAL LIABILITIES	811,270	612,404	157,375

Shareholders' equity
Common stock, Class A: 134,000,000 shares authorized, $0.00001 par, 0 shares issued and outstanding	-	-	-
Common stock, Class B: 16,000,000 shares authorized, $0.00001 par, 16,000,000 shares issued and outstanding	160	160	160
Preferred stock, Class A: 8,333,333 shares authorized, no shares issued and outstanding	-	-	-
Preferred stock, other: 41,666,667 shares authorized, 20,862 shares issued and outstanding	125,174	-	-
Retained deficit, net of distributions	(932,659)	(612,498)	(157,375)
TOTAL STOCKHOLDERS' EQUITY	(807,325)	(612,338)	(157,215)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,945	$66	$160

The accompanying notes are an integral part of these financial statements.

ERC Homebuilders 1, Inc.

Statement of Operations

For the Six Months Ended June 30, 2020 and 2019
UNAUDITED - no assurance given

	2020	2019
Revenues	$-	$-
Cost of revenues	-	-
Gross profit (loss)	-	-
Operating expenses
Advertising and marketing	316,717	-
General and administrative	2,207	-
Total operating expenses	318,924	-
Operating loss	(318,924)	-
Provision for income taxes	-	-
Net loss	$(318,924)	$-

The accompanying notes are an integral part of these financial statements.

ERC Homebuilders 1, Inc.

Statement of Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2020 and 2019
UNAUDITED - no assurance given

									Retained	Total
	Class A		Class B		Class A		Other		Earnings,	Stockholders'
	Common Stock		Common Stock		Preferred Stock		Preferred Stock		Net of	Equity
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Distributions	(Deficit)
Balance as of December 31, 2018	-	$-	16,000,000	$160	-	$-	-	$-	$(157,375)	$(157,215)
Net loss	-	-	-	-	-	-	-	-	-	-
Balance as of June 30, 2019	-	-	16,000,000	160	-	-	-	-	(157,375)	(157,215)
Net loss	-	-	-	-	-	-	-	-	(455,123)	(455,123)
Balance as of December 31, 2019	-	-	16,000,000	160	-	-	-	-	(612,498)	(612,338)
Preferred stock issued	-	-	-	-	-	-	20,862	125,174	-	125,174
Net loss	-	-	-	-	-	-	-	-	(318,924)	(318,924)
Dividends	-	-	-	-	-	-	-	-	(1,237)	(1,237)
Balance as of June 30, 2020	-	$-	16,000,000	$160	-	$-	20,862	$125,174	$(932,659)	$(807,325)

The accompanying notes are an integral part of these financial statements.

ERC Homebuilders 1, Inc.

Statement of Cash Flows

 For the Six Months Ended June 30, 2020 and 2019
UNAUDITED - no assurance given

	2020	2019
Cash Flows from Operating Activities
Net loss	$(318,924)	$-
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities
None	-	-
Net cash used in operating activities	(318,924)	-

Cash Flows from Investing Activities
None	-	-

Cash Flows from Financing Activities
Advances from (payments to) parent entity	198,866	-
Issuance of preferred stock	125,174	-
Dividend payments	(1,237)	-
Net cash provided by (used in) financing activities	322,803	-
Net Change In Cash and Cash Equivalents	3,879	-
Cash and Cash Equivalents, Beginning of Period	66	160
Cash and Cash Equivalents, End of Period	$3,945	$160

The accompanying notes are an integral part of these financial statements.

ERC Homebuilders 1, Inc.
Notes to Financial Statements
As of June 30, 2020 (unaudited)

NOTE 1 - NATURE OF OPERATIONS

ERC Homebuilders 1, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) is an early stage company devoted to the development of residential real estate in the south Florida area of the United States.

The Company incorporated in 2018 in the state of Delaware.

Since inception, the Company has relied on advances from affiliates to fund its operations.  As of June 30, 2020, the Company had little working capital and will likely incur losses prior to generating positive working capital.  These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note below).  During the next 12 months, the Company intends to fund its operations with funding from a securities offering campaign (see Note below) and funds from revenue producing activities, if and when such operations and offerings can be realized.  If the Company cannot secure additional short-term capital, it may cease operations.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").  The Company has adopted December 31 as the year end for reporting purposes.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.  As of June 30, 2020 the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents.  Cash consists of currency held in the Company’s checking account.   As of June 30, 2020, the Company had $3,945 in a corporate checking account.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.  Trade receivables are stated at the amount billed to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer.  As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.  As of June 30, 2020 the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.  As of June 30, 2020 the Company had recorded no depreciation.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  As of June 30, 2020 the Company had no fixed assets.

Offering Costs

As of December 31, 2019, the Company recorded a balance of deferred offering costs totaling $391,537.  These offering costs consist of legal and other fees incurred in connection with the capital raising efforts of the parent entity of the Company.  Therefore, these costs should have been recorded by the parent entity, and balance sheet included in these statements has been restated to reflect a transfer of these offering costs to the parent entity, as summarized below.

	Deferred Offering Costs	Advances from Parent Entity
Balance recorded on statements issued as of December 31, 2019	$391,537	$1,003,941
Restatement adjustment to transfer deferred offering costs to the parent entity	(391,537)	(391,537)
Restated balance sheet totals as of December 31, 2019	$—	$612,404

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes.  As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.  As of June 30, 2020 the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

In 2019, the Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606.  Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Since inception, the Company has not yet recognized any revenue.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).”  ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees.  The standard is effective on January 1, 2018, with early adoption permitted.  The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has only incurred costs of its start-up operations and capital raising.  As such, no material tax provision yet exists.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or founders.

NOTE 5 – EQUITY

The Company has issued 16,000,000 shares of Class B Common Stock to its parent company, at par, in exchange for $160.  The Company has authorized 134,000,000 shares of Class A common stock and 50,000,000 shares of preferred stock, of which 10,000,000 shares are designated as Class A preferred stock which is convertible into Class A common stock.  None of the Class A common stock has been issued. In 2020, 20,862 shares of preferred stock were issued.  The company intends to offer and sell the 8,333,333 shares of Class A preferred stock as part of a Regulation A offering (discussed more below).

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per share and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted into shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the Amended and Restated Certificate of Incorporation.

NOTE 6 – RELATED PARY TRANSACTIONS

The Company has received working capital to cover expenses and costs while preparing for the securities offering from its parent entity in the amount of $198,866 , for the six months ended June 30, 2020, and $0 for the year ended December 31, 2019.  The balance of these covered costs is recorded as a liability of the Company.  The Company has formalized some of these borrowings, but expects to repay all of these amounts whether a formal promissory note exists or not.

As these are agreements between related parties, there is no guarantee that these rates or costs are commensurate with an arm’s-length arrangement.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operation in 2018 and has limited operating history.  The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Notes 2 and 8) and achieve and sustain profitable operations.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Securities Offering

The Company is continuing a securities offering started in 2019 where we are offering up to 8,333,333 shares of Class A Preferred Stock in a securities offering planned to be exempt from SEC registration under Regulation A, tier 2.  The Company has engaged with various advisors and other professionals to facilitate the offering who are being paid customary fees and equity interests for their work.  This offering is conditional upon the qualification of the offering by the US Securities and Exchange Commission.

Management’s Evaluation

Management has evaluated subsequent events through September 25, 2020, the date these financial statements were available to be issued.  Based on this evaluation, the following subsequent event is disclosed.  No additional material events were identified which require adjustment or disclosure in the restated financial statements.

In July 2020 the Company formed a limited liability company – ERC Zephyrhills, LLC, a Florida limited liability company – which LLC finalized an acquisition of land in Zephyrhills, Florida (a Tampa suburb) for the development of a 60-unit manufactured home rental community. The cost of the land was $750,000, and was paid through $500,000 of mortgage financing and $250,000 of funds provided by ERC Homebuilders, Inc. and select shareholders of ERC Homebuilders, Inc. Plans are underway for an approximate $9 million development, and ERC Zephyrhills has secured $3 million of construction financing, $3.5 million of manufactured home financing, and is pursuing approximately $2.5 million of joint venture equity for this development.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

2.1	Amendment to the Amended and Restated Certificate of Incorporation (1)
2.2	Amended and Restated Certificate of Incorporation (2)
2.3	Bylaws (3)
4	Form of Subscription Agreement (4)
6.1	Reg A+ Engagement Agreement between Manhattan Street Capital and ERC Homebuilders 1, Inc. dated July 15, 2019 (5)
6.2	Management Services Agreement between ERC Homebuilders 1, Inc. and ERC Homebuilders, Inc. effective as of August 5, 2019 (6)
6.3	Promissory Note with ERC Homebuilders, Inc. dated November 10, 2018 reimbursement due on or before December 31, 2019, with annual interest of 3% (7)
6.4	Dalmore Group LLC Broker-Dealer Agreement and Interface Proposal dated July 12, 2019 (8)
8	Escrow Services Agreement (9)

(1) Filed as an exhibit to the ERC Homebuilders 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10987) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1772602/000114420419019539/tv518235_ex2-1.htm
(2) Filed as an exhibit to the ERC Homebuilders 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10987) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1772602/000114420419019539/tv518235_ex2-2.htm
(3) Filed as an exhibit to the ERC Homebuilders 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10987) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1772602/000114420419019539/tv518235_ex2-3.htm
(4) Filed as an exhibit to the ERC Homebuilders 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10987) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1772602/000114420419034715/tv524914_ex4.htm
(5) Filed as an exhibit to the ERC Homebuilders 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10987) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1772602/000114420419040711/tv527920_ex6-1.htm

(6) Filed as an exhibit to the ERC Homebuilders 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10987) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1772602/000110465919067789/tv533523_ex6-2.htm

(7) Filed as an exhibit to the ERC Homebuilders 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10987) and incorporated herein by reference. Available at,  https://www.sec.gov/Archives/edgar/data/1772602/000114420419019539/tv518235_ex6-3.htm

(8) Filed as an exhibit to the ERC Homebuilders 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10987) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1772602/000110465919067789/tv533523_ex6-4.htm
(9) Filed as an exhibit to the ERC Homebuilders 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10987) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1772602/000114420419034715/tv524914_ex8.htm

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Riverview, State of Florida, on September 28, 2020.

ERC Homebuilders 1, Inc.

/s/ Gerald Ellenburg

By Gerald Ellenburg
CEO of ERC Homebuilders 1, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Gerald Ellenburg

Gerald Ellenburg, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director

Date: September 28, 2020